UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer
Date: May 31, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement

Exhibit 99.1
Noah Education Announces Results of Extraordinary General Meeting of Shareholders
SHENZHEN — May 31, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of education services in China, today announced that the Company held an Extraordinary General Meeting (“EGM”) for shareholders on May 27, 2011. Both of the resolutions submitted to the shareholders at the EGM were duly passed.
The resolutions approved by shareholders were: (1) that the 2011 Share Incentive Plan adopted by the Board of Directors of the Company on April 1, 2011 is adopted and approved; and (2) that any and all awards granted by the Board of Directors pursuant to the 2011 Share Incentive Plan are ratified and confirmed as the acts of the Company.
Mr. Jerry He, Noah’s Chief Executive Officer, said, “As we continue to build on our track record of profitable expansion within the education services space, we want to ensure that we have the systems and structures in place to motivate current and future employees to sustain and enhance Noah’s success. The adoption of this share incentive plan is an important element in maintaining the high-performance culture necessary for the Company to continue to capitalize on robust growth opportunities by pursuing organic and acquisitive growth.”
About Noah Education Holdings Ltd.
Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, and Little New Star, which provides English language training for children aged 3-19 in its directly owned and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.
Contacts

Noah Education Holdings Ltd.	Investor Relations (US)
Léa Wu	Kelly Gawlik
Tel: +86 (755) 8204 3194	Taylor Rafferty
Email: wuzy@noahedu.com	Tel: +1 (212) 889 4350
Email: noahedu@taylor-rafferty.com

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
Tel: +852 3196 3712
Email: noahedu@taylor-rafferty.com